

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2025

Yu (Stanley) Qu
Chief Financial Officer
NIO Inc.
Building 19, No. 1355, Caobao Road
Minhang District
Shanghai, People's Republic of China

> **Re: NIO Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2024**
> **Filed April 8, 2025**
> **File No. 001-38638**

Dear Yu (Stanley) Qu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing